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Schedule 13D                                                         Page 1 of 5

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                                UNI-MARTS, INC.
                                ---------------
                                (Name of Issuer)

                         Common Stock, $0.10 par value
                         -----------------------------
                          Title of Class of Securities

                                   904571304
                                   ---------
                                 (CUSIP Number)

   William F. Griffin, Jr., Davis, Malm & D'Agostine, P.C., One Boston Place,
   --------------------------------------------------------------------------
                            Boston, MA 617-367-2500
                            -----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 24, 2002
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Schedule 13D                                                         Page 2 of 5

CUSIP No. 904571 30 4

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      HP Limited Partnership (EIN: 05-0502603)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            701,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             701,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      701,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.91%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

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Schedule 13D                                                         Page 3 of 5

CUSIP No. 904571 30 4

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Yeota Betty Haseotes

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            701,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             701,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      701,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.91%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------
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Schedule 13D                                                         Page 4 of 5

CUSIP No. 904571 30 4

Item 4.    Purpose of Transaction

     In the Partnership's view, the present management of the issuer is not committed to maximizing the value of the issuer's Common Stock. Accordingly, the Partnership has determined that it is in its best interests to realize upon the value of its investment in the issuer by (a) selling its investment to a third party in a tender offer or business combination transaction, (b) joining with one or more third parties in making a tender offer or business combination transaction, (c) joining with one or more third parties in seeking to change the present management of the issuer, or (d) taking other action to enhance and realize upon the value of its investment in the issuer.

Item 5.    Interest in Securities of the Issuer

           (a) The Partnership owns beneficially 701,000 shares of Common Stock of the issuer, constituting 9.91% of the issued and outstanding shares of Common Stock of the issuer (based upon the number of shares outstanding on December 5, 2001, as disclosed in the issuer's Form 10-K for the fiscal year ended September 30, 2001.

           (b) The Partnership has sole power to vote and dispose of the securities referred to in paragraph 5(a). Under the rules of the Securities and Exchange Commission, Yeota Betty Haseotes, the sole general partner of the Partnership, may also be deemed to have sole power to vote and dispose of said securities.

           (c) During the past 60 days, the Partnership effected the following transactions in the Common Stock of the issuer:

                Date                No. Shs.          Price per Share
                ----                --------          ---------------
            January 17, 2002         7,900                $2.60
            January 18, 2002         2,400                 2.60
            January 22, 2002         1,300                 2.90
            January 23, 2002         6,200                 2.90
            January 24, 2002        15,000                 2.95
            January 24, 2002        16,800                 2.90

           All such transactions were open market purchases on the American Stock Exchange.

           (d) No other person is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of such securities.

           (e)  Not applicable.
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Schedule 13D                                                         Page 5 of 5

CUSIP No. 904571 30 4


                                   Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     Date:  January 24, 2002    HP LIMITED PARTNERSHIP

                                By /S/ YEOTA BETTY HASEOTES
                                   -----------------------------
                                       Yeota Betty Haseotes,
                                          General Partner


                                   /S/ YEOTA BETTY HASEOTES
                                   ------------------------------
                                   Yeota Betty Haseotes

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)